Exhibit 12.1

Potash Corporation of Saskatchewan Inc.

Ratio of Earnings to Fixed Charges

(in millions of US dollars, except ration amounts)

(unaudited)

	Three months ended March 31	Year ended December 31
	2013	2012	2011	2010	2009(1)	2008(1)
Net income	$556	$2,079	$3,081	$1,775	$981	$3,466
Income taxes	226	826	1,066	701	79	1,060
Share of earnings of equity-accounted investees	(80)	(278)	(261)	(174)	(134)	(256)
Fixed charges	70	272	300	285	256	187
Amortization of capitalized interest	5	18	14	8	—	—
Distributed income of equity-accounted investees	3	211	128	79	131	89
Interest capitalized	(23)	(102)	(84)	(107)	(68)	(43)

Total Earnings Available for Fixed Charges	$757	$3,026	$4,244	$2,567	$1,245	$4,503

Fixed Charges
Interest expensed and capitalized	$63	$244	$273	$259	$227	$161
Amortization of debt issue costs	1	5	5	5	3	2
Estimated portion of rent expense representing interest	6	23	22	21	26	24

Total Fixed Charges	$70	$272	$300	$285	$256	$187

Ratio of Earnings to Fixed Charges	10.81	11.13	14.15	9.01	4.86	24.08

(1)

As the company adopted IFRS with effect from January 1, 2010, our 2008 and 2009 information is presented on a previous Canadian GAAP basis. Accordingly, information for prior years may not be comparable to 2010, 2011 and 2012.